TELEPHONE: 1-650-461-5600 FACSIMILE: 1-650-461-5700 WWW.SULLCROM.COM	1870 Embarcadero Road Palo Alto, California 94303-3308 LOS ANGELES • NEW YORK • WASHINGTON, D.C. BRUSSELS • FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

June 8, 2020

Via EDGAR

U.S. Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attn:	Ernest Greene

Sherry Haywood

Anne McConnell

Asia Timmons-Pierce

Re:	CPG Newco LLC

Amendment No. 2 to Registration Statement on Form S-1/A

Filed June 8, 2020

File No. 333-236325

Dear Ladies and Gentlemen:

On behalf of our client, CPG Newco LLC (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter, dated June 5, 2020, with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on May 29, 2020. We are also electronically filing an amended version of the Registration Statement (the “Amended Registration Statement”).

For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the responses of this letter correspond to the page numbers in the Amended Registration Statement. The responses to the Staff’s comments set forth below, as well as the changes in the disclosure referenced in the responses, are the responses and changes of the Company, and we are providing them to you on its behalf.

U.S. Securities and Exchange Commission

June 8, 2020

Form S-1/A filed May 29, 2020

Summary Consolidated Financial Data, page 25

1.	Please revise your disclosures related to the pro forma and pro forma as adjusted balances to be presented under Consolidated Balance Sheet Data to address the following:

•	Revise note (1)(i) on page 27 to quantify the amount of any loss you recorded when you redeemed all the outstanding 2013 Notes and, if applicable, disclose when the loss was recorded; and

•	Revise note (2)(ii) on page 27 to quantify the amount of the estimated loss you will record when you redeem all the outstanding Senior Notes.

To the extent applicable, please provide similar disclosures in the notes to your Capitalization table on page 67 and your subsequent event footnote on page F-26.

Response: The Company respectfully advises the Staff that it has revised its disclosure on pages 27 and 68 in response to the Staff’s comment. As discussed verbally with the Staff, the Company believes that the loss on extinguishment to be recorded in connection with the redemption of the 2013 Notes in the three months ending June 30, 2020 is not material and that no additional disclosure is necessary in the subsequent events footnote on page F-26. The redemption notice for the redemption of the Senior Notes has not yet been transmitted to holders of the Senior Notes and, accordingly, the Company believes that disclosure in the subsequent events footnote of the loss on extinguishment to be recorded in connection with the redemption of the Senior Notes would be premature.

Our certificate of incorporation, which will be in effect upon the completion of this offering, page 57

2.

We note your revisions to page 57. We note that your forum selection provision identifies the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please revise your disclosures to state that there is uncertainty as to whether a court would enforce your exclusive forum provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 58 in response to the Staff’s comment.

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U.S. Securities and Exchange Commission

June 8, 2020

Please contact me at (650) 461-5610 if you wish to discuss the response to the Staff’s comments.

Very truly yours,

/s/ John L. Savva
John L. Savva

cc:	Jesse Singh, CPG Newco LLC

Ralph Nicoletti, CPG Newco LLC

Greg Jorgensen, CPG Newco LLC

Paul Kardish, CPG Newco LLC

Rachel Sheridan, Latham & Watkins LLP

Samuel Rettew, Latham & Watkins LLP

Rita-Anne O’Neill, Sullivan & Cromwell LLP